Exhibit 12 (b)

GENERAL ELECTRIC CAPITAL CORPORATION

AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31

(In millions)	2003	2002	2001	2000	1999

Net earnings	6,893	5,490	5,902	4,289	4,208
Provision for income taxes	1,590	960	1,734	1,555	1,553
Minority interest	64	95	84	86	68

Earnings before income taxes and minority interest	8,547	6,545	7,720	5,930	5,829

Fixed charges:
Interest	9,651	9,686	10,261	10,763	9,183
One-third of rentals	288	316	324	381	345

Total fixed charges	9,939	10,002	10,585	11,144	9,528

Less interest capitalized, net of amortization	(23)	(38)	(88)	(121)	(87)

Earnings before income taxes and minority interest, plus fixed charges	18,463	16,509	18,217	16,953	15,270

Preferred stock dividend requirements	41	57	80	126	115
Ratio of earnings before provisions for income taxes to net earnings	1.23	1.17	1.29	1.36	1.37

Preferred stock dividend factor on pre-tax basis	50	67	103	171	157
Fixed charges	9,939	10,002	10,585	11,144	9,528

Total fixed charges and preferred stock dividend requirements	9,989	10,069	10,688	11,315	9,685

Ratio of earnings to combined fixed charges and preferred stock dividends	1.85	1.64	1.70	1.50	1.58